Catherine S. Gallagher cgallagher@velaw.com

Tel +1.202.639.6544 Fax +1.202.879.8985

May 16, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie, Legal Branch Chief

Re:	Höegh LNG Partners LP Draft Registration Statement on Form F-1 Submitted April 1, 2014 CIK No. 0001603016

Ladies and Gentlemen:

This letter sets forth the response of Höegh LNG Partners LP (the “Registrant”) to the comment letter dated April 28, 2014 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Draft Registration Statement on Form F-1 submitted on April 1, 2014 (the “Registration Statement”). On behalf of the Registrant, we have confidentially submitted a revised draft of the Registration Statement (the “Revised Registration Statement”) today via EDGAR. Also included are certain exhibits to the Registration Statement. In order to facilitate your review, we have repeated the Staff’s comments (collectively, the “Comments” and each, a “Comment”) below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are

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published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Registrant notes that no written materials have been prepared and/or distributed to qualified institutional buyers or institutional accredited investors as permitted under the Jumpstart Our Business Startups Act (the “JOBS Act”). In addition, there have been no research reports about the Registrant published or distributed in reliance on Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the Registrant’s initial public offering. If any written materials or research reports are prepared, published or distributed as permitted under the JOBS Act in the future, the Registrant hereby undertakes to provide such materials to the Staff on a supplemental basis.

Summary, page 1

Overview, page 1

2.	Please refer to the fourth full paragraph on page 2. We note your disclosure that you intend to leverage your relationship with Höegh LNG to make accretive acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets with long-term charters from Höegh LNG or third parties. Please revise to clarify what you mean by “accretive” acquisitions. Please also revise to add balancing language that there is no guarantee that such acquisitions will occur or will be accretive.

Response: The Registration Statement has been revised as requested. See pages 2 and 142 of the Revised Registration Statement.

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3.	Please refer to the last three paragraphs on page 2. We note pursuant to the omnibus agreement with Höegh LNG you will have the right to purchase three new FSRUs subject to charters of five or more years. If known, please revise to quantify the estimated aggregate purchase price of these vessels and clarify whether you have the funds necessary to complete such purchases. To the extent that you will be required to raise additional funds to complete these purchases, please disclose that fact here and discuss your plans to obtain the required funds. Please also revise the Additional Newbuilding FSRUs section on page 144 accordingly.

Response: The Registrant notes that the purchase price of any vessels that may be acquired pursuant to the omnibus agreement is not yet known and will be determined based on negotiation between the Registrant and Höegh LNG at the time of any such acquisition. The Registrant further notes that the Registration Statement discloses (under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources”) that the Registrant expects to finance the purchase of additional vessels through a combination of borrowings from commercial banks and debt and equity financings. See page 115 of the Revised Registration Statement. The Registration Statement has been revised to repeat such disclosure under “Summary,” “Business—Overview” and “Business—Our Fleet—Additional Newbuilding FSRUs.” See pages 2, 142 and 148 of the Revised Registration Statement.

4.	We note that you currently derive almost all of your operating income through two joint ventures and from one customer. Please file copies of the shareholders’ agreement and charter agreements related to these joint ventures as material contracts. Refer to Items 601(b)(10)(i) and 601(b)(10)(ii)(B) of Regulation S-K.

Response: The joint venture and shareholders’ agreements and the charter agreements will be filed in subsequent amendments to the Registration Statement. The Registrant notes that the charter agreements will be the subject of a confidential treatment request that will be submitted to the SEC.

Securities and Exchange Commission May 16, 2014 Page 4

Our Relationship with Höegh LNG, page 3

5.	We note your disclosure that Höegh LNG is “one of the most experienced operators of LNG carriers.” Please remove any marketing language that cannot be objectively substantiated.

Response: The Registrant respectfully notes that it believes that Höegh LNG is one of the most experienced operators of LNG carriers based on, among other things, the fact that Höegh LNG delivered the world’s first Moss-type LNG carrier and was the first LNG carrier operator to pioneer side-by-side transfer of LNG. Furthermore, through its technical expertise in Höegh LNG Management, Höegh LNG has been safely operating LNG carriers since 1973 with customers such as GDF Suez S.A., Statoil ASA and Total S.A., which are major energy companies that are generally known to charter vessels from only the most experienced LNG carrier operators. Höegh LNG has successfully prequalified for all bids and tenders on projects that it has pursued.

6.	We note your disclosure that you believe Höegh LNG’s “40-year track record… will enable [you] to continue to maintain the high utilization of [your] fleet to preserve [your] stable cash flows.” Please revise to add balancing language that there is no guarantee that such relationship will lead to high fleet utilization rates or stable cash flow in the future.

Response: The Registration Statement has been revised as requested. See pages 3 and 143 of the Revised Registration Statement.

Business Opportunities, page 3

Natural Gas and LNG Demand Growth, page 3

7.	We note the industry statistics related to countries importing LNG, LNG production capacity and LNG exports transported by sea. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

Response: The Registration Statement has been revised as requested. See pages 3 and 144 of the Revised Registration Statement.

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Competitive Strengths, page 4

8.	You state here and elsewhere that Höegh LNG is the “leader” or a “leading” provider in the industry in which you intend to operate. Please provide us with your basis for these characterizations and revise your disclosure to clarify how you are measuring leadership.

Response: The Registration Statement has been revised to clarify that Höegh LNG is a leader in the industry based on its significant operating history with GDF Suez S.A., Statoil ASA and Total S.A., among others, as customers, and Mitsui O.S.K. Lines, as a joint venture partner, as well as the technical operating expertise of its technical management subsidiary. See pages 4 and 144 of the Revised Registration Statement, as well as the response to Comment 5 above. Based on this history and technical expertise, the Registrant believes that Höegh LNG is a leader in the industry.

Significant Built-In Accretive Growth Opportunities, page 4

9.	Please provide a basis for the use of the terms “significant” and “accretive” in the bullet heading or delete them.

Response: The Registration Statement has been revised to delete the two terms from the bullet heading. See pages 4 and 145 of the Revised Registration Statement.

Demonstrated Track Record of Efficiency, Safety and Operational Performance, page 4

10.	Please provide us with a basis for the phrase “demonstrated track record” in the bullet heading or revise the heading. Please also clarify in the heading that you are referring to the track record of Höegh LNG rather than your own track record. Please also revise the bullet to remove all marketing language such as the phrase “high-quality performance.”

Response: The Registration Statement has been revised to remove the phrase “high-quality performance” and to clarify that the record referred to is Höegh LNG’s. See pages 5 and 145 of the Revised Registration Statement. The Registrant believes that Höegh LNG has a demonstrated performance record based on, among other things, the fact that Höegh LNG had a lost time injury frequency of approximately 1 occurrence per one million exposure hours during

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2013 and less than 1 occurrence per one million exposure hours during each of 2012 and 2011. In addition, Höegh LNG’s average number of non-conformities per port state control was less than one, zero and less than one in 2011, 2012 and 2013 respectively. This compares with an industry average of 2.7 in 2011 and 2012 according to the Paris MoU on Port State Control. Furthermore, Höegh LNG’s total recordable case frequency was less than 4 occurrences per one million exposure hours in each of 2013 and 2012 and less than 2 occurrences per one million exposure hours in 2011. Höegh LNG’s oil major observations were less than 4 per vetting in 2013 and 2012 and approximately 5 per vetting in 2011. The Registrant believes that these statistics are amongst the best in the industry.

Business Strategies, page 5

11.	Please revise the last paragraph to clarify that you can provide no assurance that you will be able to implement your business strategy as described or increase quarterly distribution per unit.

Response: The Registration Statement has been revised as requested. See pages 6 and 146 of the Revised Registration Statement.

12.	Despite the omnibus agreement with Höegh LNG, this section appears to focus on Höegh LNG rather than the company. In this regard, we note the following statements:

•	“We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications;”

•	“We believe that Höegh LNG’s leading market position as one of three FSRU operators, 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide;” and

•	“We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.”

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Please revise this section or advise why focusing on Höegh LNG is appropriate in this context.

Response: The Registrant respectfully notes that it believes that Höegh LNG’s significant ownership interest in the Registrant following the completion of Registrant’s initial public offering provides Höegh LNG with a strong incentive to support the future growth and success of the Registrant. The Registrant believes that such relationship, in addition to its relationship with Höegh LNG pursuant to the omnibus agreement, will provide the Registrant with access to, among other things, leading oil and gas companies, utility companies and shipbuilders with whom Höegh LNG has long-standing relationships. Accordingly, the Registrant believes that certain information regarding Höegh LNG and its operations in the industry is relevant to show why the Registrant believes that it will be able to support its business strategies. We expect Höegh LNG’s reputation to give us credibility with these customers and suppliers.

Formation Transactions, page 6

13.	We note that it is contemplated that you, Höegh LNG and/or its affiliates have or will enter into a number of agreements in connection with the formation transactions. In this regard, you refer to a note, a sponsor credit facility, administrative service agreements, ship management agreements, commercial, administrative and support services agreements. We also note that the exhibit index does not reference these agreements. Please file copies of these agreements as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Registration Statement has been revised as requested. See pages II-1, II-2, II-3, II-7, II-8 and II-9 of the Revised Registration Statement. Each of such agreements has been filed with the Revised Registration Statement or will be filed in subsequent amendments to the Registration Statement, as substantially final forms of such agreements become available.

14.	We note that certain shareholder loans will be transferred to the company in connection with the offering. Please revise this section to describe these loans in greater detail.

Response: The Registration Statement has been revised to refer to the transfer of the shareholder loans under “Summary—Formation Transactions,” as well as to add a cross-reference to elsewhere in the Registration Statement where a more detailed description of the shareholder loans is set forth. Please see page 7 of the Revised Registration Statement.

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Simplified Organizational and Ownership Structure after This Offering, page 8

15.	Please make the chart included on page 8 large enough to be legible.

Response: The Registration Statement has been revised as requested. See page 9 of the Revised Registration Statement.

Our Management, page 9

16.	Please refer to the third and fourth paragraphs. Please revise to briefly summarize the fees payable to Höegh LNG and its affiliates pursuant to the ship management agreements, the sub-technical support agreement and the commercial, administrative and support services agreements discussed in these paragraphs.

Response: The Registration Statement has been revised as requested. See page 10 and 11 of the Revised Registration Statement.

Risk Factors, page 22

17.	Please advise whether the lack of a bankruptcy statute in the Marshall Islands presents or may in the future present a material risk to your investors, such as delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding. To the extent a material risk exists, please revise to include an appropriate risk factor.

Response: The Registration Statement has been revised to include a risk factor regarding the lack of a bankruptcy statute in the Marshall Islands. See page 49 of the Revised Registration Statement.

18.	We note following this offering that Höegh LNG will be a lender pursuant to the $100 million sponsor credit facility and a creditor pursuant to the on demand $150 million note. To the extent a material risk exists due to these arrangements, please revise to include an appropriate risk factor.

Response: The Registration Statement has been revised to include a new risk factor. Please see page 31 of the Revised Registration Statement.

Securities and Exchange Commission May 16, 2014 Page 9

19.	We note that you have an outstanding $40 million promissory note due to Höegh LNG which is due on demand. Please revise to include a risk factor discussing this promissory note and its due on demand feature. Please also file a copy of the promissory note as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Registration Statement has been revised to clarify that Höegh LNG will transfer the $40 million promissory note to a subsidiary of the Registrant in connection with the closing of the offering. Accordingly, the Registrant believes that a risk factor regarding such promissory note is not necessary and that such promissory note does not need to be filed as an exhibit to the Registration Statement. Please see pages 7 and 118 of the Revised Registration Statement.

Our officers face conflicts in the allocation of their time to our business, page 45

20.	Please revise to discuss in greater detail your officer’s time conflicts. In this regard, to the extent possible, please revise to provide quantification so that investors can clearly understand your officer’s time conflicts. Please also identify the officers, other than your Chief Executive Officer and Chief Financial Officer, to whom you are referring in this risk factor.

Response: The Registrant notes that the only officer it will have following the completion of its initial public offering will be its Chief Executive Officer and Chief Financial Officer. The Registration Statement has been revised to indicate that the Chief Executive Officer and Chief Financial Officer will spend a substantial majority of his time on matters related to the Registrant but that he may, from time to time, participate in business development activities for Höegh LNG. In addition, the Registration Statement has been revised to clarify that, in the future, we may have officers that also provide services to our general partner’s affiliates. Please see page 46 of the Revised Registration Statement.

Use of Proceeds, page 58

21.	We note that you will be acquiring your initial fleet from Höegh LNG and/or certain of its affiliates. Please tell us whether the distribution to Höegh LNG represents consideration for such acquisition. If so, please revise this section to briefly describe the purchased assets and their cost. Please also revise to disclose how the cost of these assets to you was determined. Refer to Item 3.C.2 of Form 20-F.

Response: The Registration Statement has been revised as requested. Please see page 60 of the Revised Registration Statement.

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Summary of Significant Forecast Assumptions - Höegh LNG Partners LP, page 71

Time Charter Revenue, page 71

22.	Please revise the discussion of time charter revenue to discuss the hire rate payable under the time charter related to the PGN FSRU Lampung which was used to compute your time charter revenues for the twelve month period ending June 30, 2015. Please revise the Time Charter Revenues section on page 73 in a similar manner.

Response: The Registrant notes that the charter agreements, including hire rates thereunder, will be the subject of a confidential treatment request that will be submitted to the SEC. In addition, the vessels in the initial fleet are operating or will operate under long-term time charters at fixed rates. Note 3 to the historical combined carve-out financial statements of the Registrant’s predecessor (the “Predecessor”) discloses its 50% share of the time charter revenues received by the Predecessor for 2012 and 2013 from the two vessels under joint ventures (the GDF Suez Neptune and the GDF Suez Cape Ann) separately from the time charter revenues received from the majority-owned vessel (the PGN FSRU Lampung). The forecast further discloses time charter revenues of the vessels under joint ventures separately from the time charter revenues of the majority-owned vessel for the forecast period. Accordingly, the Registrant believes that all information material to an investor regarding this time charter is disclosed in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 97

Borrowing Activities, page 115

23.	Please file copies of the Lampung Facility, the sponsor credit facility and the Neptune and Cape Ann Facilities as material contracts. Refer to Items 601(b)(10)(i) and 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Registration Statement has been revised as requested. See pages II-3, II-8 and II-9 of the Revised Registration Statement. Each of such agreements has been filed or will be filed in subsequent amendments to the Registration Statement, as such agreements become available.

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Business, page 139

Our Relationship with Höegh LNG, page 140

24.	We note your disclosure in the last paragraph that Höegh LNG “intends to utilize [the company] as its primary growth vehicle to pursue the acquisition of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.” Please advise, with a view towards revised disclose, what you mean by “its primary growth vehicle.”

Response: The Registration Statement has been revised to delete reference to Höegh LNG’s intent to utilize the Registrant as its primary growth vehicle. Please see page 143 of the Revised Registration Statement.

Our Fleet, page 143

25.	Please revise to add a column to the table on page 144 to disclose the current hire rate for each vessel.

Response: The Registrant notes that the charter agreements, including hire rates thereunder, will be the subject of a confidential treatment request that will be submitted to the SEC. Please also see the response to Comment 22 above.

Additional Newbuilding FSRUs, page 144

26.	We note your disclosure that the purchase price of the Independence will be determined in accordance with the provisions of the omnibus agreement. Please revise to briefly summarize such provisions here.

Response: The Registration Statement has been revised as requested. Please see page 148 of the Revised Registration Statement.

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GDF Suez Neptune Time Charter, page 146

Hire Rate, page 147

27.	Please revise to quantify, as currently in effect, all fixed per day fees. Please revise the PGN FSRU Lumpung Time Charter section on page 152 in a similar manner.

Response: The Registrant notes that the charter agreements, including fees thereunder, will be the subject of a confidential treatment request that will be submitted to the SEC.

PGN FSRU Lampung Time Charter, page 150

Purchase Option, page 154

28.	Please revise to discuss in greater detail the purchase option, including the specified purchase prices.

Response: The Registrant notes that the option prices are contained in the charter, which will be the subject of a confidential treatment request that will be submitted to the SEC. The Registrant currently believes that it is unlikely that the purchase option will be exercised. The Registration Statement has been revised to include additional detail regarding the purchase option and the risks associated with its exercise. Please see pages 157 and 158 of the Revised Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 181

29.	Please revise to identify the natural or legal person or persons who control the units held by Höegh LNG. Refer to Item 7.A.3 of Form 20-F.

Response: The Registration Statement has been revised as requested. Please see page 184 of the Revised Registration Statement.

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Certain Relationships and Related Party Transactions, page 185

Joint Venture Commercial and Administration Management Agreements, page 193

30.	To the extent available, please revise to disclose the estimated fees payable pursuant to these agreements to Höegh Norway for the 12-month period ending June 30, 2015.

Response: The Registration Statement has been revised to include in the forecast disclosure the fees anticipated to be paid by the joint ventures under such agreements for the 12-month period ended June 30, 2015. Please see page 76 of the Revised Registration Statement.

Portfolio Management Agreement, page 197

31.	Please revise to discuss in greater details the fees payable to Höegh Capital pursuant to this agreement. Please also file a copy of this agreement as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Registration Statement has been revised to remove all references to the portfolio management agreement, as the Registrant will not enter into such an agreement at or prior to the closing of this offering. Please see page 200 of the Revised Registration Statement.

Non-United States Tax consequences, page 232

32.	We note your discussion of Norway, United Kingdom and Singapore tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that tax opinions as to Norway, United Kingdom and Singapore tax consequences would be required since the respective discussions reference tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that tax opinions and consents of counsel, as applicable, will be filed.

Response: The Registration Statement has been revised to indicate that Norwegian, United Kingdom, Singapore and United States tax opinions will be filed as exhibits to the Registration Statement. See pages II-1, II-3, II-7 and II-9 of the Revised Registration Statement. Such opinions will be filed in subsequent amendments to the Registration Statement, as such opinions become available.

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Note 2: Significant Accounting Policies

(c) Time charter revenues and related expenses, page F-10

33.	We note that once the PGN FSRU Lampung is delivered and begins operating, you will account for her charter as a direct financing lease. Please tell us how you determined this treatment is appropriate in accordance with ASC 840-10-25-43.

Response: The Registrant notes that ASC 840-10-25-43 provides that if a lease for a lessor meets any of the four criteria of ASC 840-10-25-1 and both additional criteria of ASC 840-10-25-43, it shall be classified as one of three types of capital leases. The net present value of lease payments under the Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement (the “LOM Agreement”) exceeds 90% of the estimated fair value of the vessel at the inception of the lease term of the LOM Agreement. The lease does not give rise to a manufacturer or dealer’s profit and it does not meet the criteria for a leveraged lease. Therefore, the Registrant has concluded the lease of PGN FSRU Lampung is a direct financing lease.

Construction revenues and related expenses, page F-11

34.	Please tell us whether your future operations will include constructing mooring systems to be provided to most of your future charterers. If not, please tell us why you believe it is appropriate to recognize revenue on the construction of the Mooring in light of the fact that it appears that construction is not your intended main productive efforts or intended ongoing major operations.

Response: In combination with Höegh LNG, the Registrant plans to be a full-service provider of maritime LNG infrastructure solutions. Some charterers may wish that a mooring solution is constructed and delivered to them as part of the time charter of an FSRU. Other charterers may wish to have other solutions. For FSRUs that are dropped down to the Registrant from Höegh LNG under the omnibus agreement, the Registrant would typically acquire the vessel after the charterer has accepted it. Accordingly, the Registrant would expect Höegh LNG to have already delivered any mooring solution constructed for the charterer.

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When the time charters on the Registrant’s existing vessels expire or if the Registrant acquires other vessels from third parties, the Registrant would offer construction and delivery of mooring solutions to new charterers as part of our service offering. Therefore, the construction mooring systems may apply to some but not most of our future charterers.

The disclosures on page 103 have been revised to be more precise.

The Registrant believes that it is appropriate to recognize revenues on the construction of the Mooring, because the Registrant believes (a) the carve-out financial statements should reflect the historical operations of the carve-out entity on a stand-alone basis, (b) the carve-out financial statements should reflect all the assets and liabilities of the business, regardless of whether those assets and liabilities are being contributed to the Partnership (which in the Registrant’s case are part of the entity being contributed), and (c) it is part of the relevant activities that are part of the history of the business and that could repeat as the business continues in the future.

Time charter contracts are often entered a number of years before the start of the contract, particularly if the contract provides for the use of newly constructed assets. Typically a contract is established with the parent company that is intended to be novated to a newly formed, special-purpose entity in the country in which the time charter will be provided. In this case, one agreement covers the delivery of the Mooring and the time charter services (lease, operations and maintenance). From the time of entering into the agreement in October 2012, the intention was to novate the contract to an Indonesian single-purpose entity (PT Hoegh, which is part of the carve-out entity) and the LOM Agreement specifies that it will be novated to an Indonesian affiliate. Further, the shipbuilding contract for the FSRU and all the sub-contracts related to the Mooring have been novated to PT Hoegh.

Accordingly, the Registrant believes the rights and obligations under all of the above-mentioned contracts and all the assets, liabilities, revenues and expenses associated with the Mooring are part of the historical operations and the relevant activities of the carve-out entity on a stand-alone basis for all the periods presented in the combined carve-out financial statements (including the periods prior to the novation of the contracts to a separate legal entity) whether or not it is the Registrant’s main productive activity.

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35.	We note that you became the owner of the construction contract for the Mooring in the fourth quarter of 2013 and that this system will ultimately be sold to PGN in connection with the chartering of the newbuilding FSRU Lampung. Please provide us with the terms of this contract, including the party responsible for the construction, the payment terms, etc. Also, tell us how you determined that it was appropriate to recognize a portion of the profit on its construction prior to delivery of the system as opposed to deferring and recognizing any gain over the life of the charter. Finally, tell us how you determined that the percentage of completion method was the appropriate method of accounting for this contract in accordance with ASC 605-35-25.

Response: The main terms of the LOM Agreement related to the Mooring are as follows:

Mooring price: The fixed price is established in the LOM Agreement.

Payment terms: 90% of the Mooring price on or after the issue of the Mooring Declaration (as defined below), and 10% of the Mooring price on or after the Acceptance (as defined below) or “deemed acceptance” (as defined below).

Mooring Declaration: means the declaration issued by the classification society in order to declare compliance of the Mooring with the Mooring specifications and classification society requirements.

Acceptance: occurs on the satisfaction of all Acceptance Conditions, which are (a) the Notice of Readiness has been issued by PT Hoegh (which requires among other things that the FSRU is connected to the Mooring, the Mooring is tied in to the downstream pipeline and the Mooring Declaration has been issued); (b) acceptance tests have been passed; (c) the FSRU has been certified by the classification society; (d) PT Hoegh is in compliance with insurance provisions; and (e) the Novation Agreement is unconditionally executed to PT Hoegh. “Deemed acceptance” can occur at the option of the charterer, if the acceptance tests are not passed or in certain other conditions. If delays are caused by the charterer for a certain period of days, deemed acceptance will also occur.

Mooring specifications: Tower Yoke Mooring System designed to be moored for a 100-year survival condition for side-by-side operations with an LNG carrier to be constructed and delivered according to recognized international standards with certificate from a classification society (and to the further technical specifications, delivery point and location in the LOM Agreement).

Securities and Exchange Commission May 16, 2014 Page 17

Warranties: On receipt of the Mooring price in full and formal transfer of all rights and the legal title of the Mooring free from any encumbrances, PT Hoegh is required to exercise its rights on any warranties it may have on any contracts related to the Mooring to rectify defects.

Events of default, force majeure, etc.: Under certain circumstances, that are deemed remote, the contract can be cancelled prior to the acceptance of the Mooring. If the contract is cancelled prior to the full payment of the Mooring price, all reasonably documented costs incurred related to the Mooring will be paid by the charterer.

Delayed liquidating damages: Except due to certain conditions caused by the charterer, a daily rate for delayed liquidating damages would become payable to the charterer for up to a maximum amount of $10.7 million if the FSRU is not connected to the Mooring and ready to deliver LNG by June 1, 2014.

The Registrant evaluated the arrangement in accordance with the provisions of multiple-element arrangement guidance of ASC 605-25. Under ASC 605-25-15-3A (b), the arrangement consideration was allocated between the deliverables within the scope of ASC 840, Leases, and other non-lease deliverables. If more than one non-lease deliverable exists, these should be further evaluated pursuant to ASC 605-25. Other non-lease deliverables included the construction of the Mooring and the provision of time charter (operating) services. Under ASC 605-25-25-5, a delivered item is accounted for as a separate unit of accounting if (a) the delivered item has stand-alone value and (b) the customer has a general right of return relative to the delivered item, and delivery or performance of the undelivered item is probable and substantially within the vendor’s control.

The Mooring is the first deliverable and it has stand-alone value, because (a) other vendors construct and sell mooring solutions and (b) performance of the undelivered item (time charter services) is probable and substantially within the Registrant’s control. Under certain remote circumstances, there are cancellation provisions that could be considered a right of return. Delivery of the services under the contract is consistent with the service offering the Registrant’s related-party service provider routinely delivers to the sponsor’s other customers over lengthy periods as a result of long-term contracts.

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Therefore, the Registrant concluded that the Mooring is a separate unit of accounting that should be accounted for pursuant to the applicable revenue recognition guidance and not as a combined unit of accounting with revenue recognition over the life of the charter.

ASC 605-35, Construction-type and production-type contracts, scope includes binding agreements between buyers and contractors1 in which the contractor agrees to perform a service related to construction, development or production of tangible assets to the buyer’s specifications. It does not cover service contracts unrelated to the construction.

The Registrant concluded that PT Hoegh2 was the contractor in the construction of the Mooring to the buyer’s specifications as required under ASC 605-35-15-2. Under terms of the LOM Agreement, Schedule 1, part C, PGN has provided the “Mooring Specifications” for the buyer’s specifications for the Mooring. PT Hoegh completed a study of a variety of mooring options with different structural elements including a single-side jetty, a double-side jetty and the Tower Yoke Mooring System. The different mooring solutions were presented to PGN including cost estimates and schedules for construction and installation. It was PGN that made the decision for the selection of the Tower Yoke Mooring System. Based on PGN’s specifications, PT Hoegh is responsible for the project management, sub-contractor selection, detail design, construction and installation of the Mooring. PT Hoegh selected two sub-contractors for (a) the detailed engineering and construction and (b) the installation. As part of the construction of the Mooring, PT Hoegh has worked closely with the sub-contractor PT Hoegh chose for the detail design and construction of the Mooring on the design and engineering requirements, detail specifications, approval of drawings, approval of the exceptions and final design. PT Hoegh also had a site manager on site at the sub-contractor location to supervise the construction of the Mooring. Upon completion of the construction of the Mooring, PT Hoegh took title to the Mooring, shipped it to the installation location and supervised the installation by the second sub-contractor.

[1]	A person or entity that enters into a contract to construct facilities, produce goods or render services to the specifications of a buyer either as a general or prime contractor, as a subcontractor to a general contractor or as a construction manager.
[2]	In the responses to questions 35 and 36, references to “PT Hoegh” mean the legal entity PT Hoegh and its predecessor prior to the novation of the contracts to PT Hoegh. PT Hoegh is a variable interest entity which is controlled by Höegh LNG Partners LP, and is, therefore, 100% consolidated in the combined carve-out financial statements.

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The Registrant concluded that the requirements of ASC 605-35-15-2 are met and that the delivery of the Mooring is within the scope of ASC 605-35.

ASC 605-35-25-56 states that the percentage-of-completion is preferable in circumstances in which reasonably dependable estimates relating to cost to complete and the extent of progress toward completion can be made. ASC 605-35-25-1 clarifies that the determination of whether percentage-of-completion or completed contract is preferable is based on a careful evaluation of the circumstances because the two methods should not be acceptable alternatives for the same circumstances.

To use the percentage-of-completion method, a contractor must meet all of the following conditions of ASC 605-35-25-57 and 58:

a.	The contract executed should include the enforceable rights of the parties, specifying goods or services to be provided and received, consideration to be exchanged and the manner and terms of settlement.

b.	The buyer can be expected to satisfy all obligations under the contract.

c.	The contractor can be expected to perform all contractual obligations.

d.	The contractor must be able to make reasonably dependable estimates about the extent of progress toward completion, contract revenues and contract costs.

The LOM Agreement with PGN establishes each party’s enforceable rights, the consideration and terms of settlement. PGN, a company owned by the Indonesian government, and PT Hoegh can be expected to meet their respective obligations under the contract.

Höegh Asia through a construction management agreement with Höegh LNG, and subsequently PT Hoegh, has managed the Mooring project with its experienced project management resources and the use of the parent’s standard project management tools for the monthly measurement of the progress of the project on various parameters, including cost, progress, etc. The sponsor has extensive project management experience related to the construction of its vessels. All costs in the project are managed based on a plan with milestones broken down to a detailed Work Breakdown Structure. Based on the progress of the project and the costs incurred, estimates are revised periodically.

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Accordingly, the Registrant has concluded that there is an effective budgeting and reporting system related to projects that allow for reasonably dependable estimates. As such, all the requirements of ASC 605-35-25-57 and 58 are met, and the Registrant concluded that the percentage-of-completion method should be applied given the facts and circumstances.

36.	Please tell us how you determined that it was appropriate to recognize revenue on the building of the Mooring on a gross rather than net basis. Provide us your analysis of the factors in ASC 605-45 in arriving at your conclusion.

Response: The Registrant concluded that it was appropriate to recognize revenues on the construction of the Mooring on a gross basis principally because PT Hoegh is the primary obligor for the construction of the Mooring, PT Hoegh had latitude in establishing the fixed price on the contract and is at risk for loss on cost overruns, and PT Hoegh performed part of the services under construction. The Registrant’s analysis of the factors in ASC 605-45 is as follows:

The entity is the primary obligor in the arrangement:

PT Hoegh is primarily responsible for delivering the Mooring and its acceptability to the charterer, including identifying remedies for the performance of the Mooring. PT Hoegh has two sub-contracts for (a) the detailed engineering and construction and (b) the installation. However, PT Hoegh has provided project management including working with sub-contractors on defining the scope, descriptions and technical/engineering requirements, detail specifications, approval of drawings, approval of the exceptions and final design. PT Hoegh also had a site manager on site at the sub-contractor location to supervise the construction of the Mooring. Delivery of the total project by the required deadlines also requires appropriate planning of different phases of the construction and installation phases of the project, day-to-day decision making and interface issues (for example, between the pipeline and the Mooring), and coordination between all involved parties and work on regulatory compliance (such as receipt of required licenses). While PT Hoegh has typical contract provisions for this industry with its sub-contractors for warranties and liquidating damages, PT Hoegh is ultimately responsible for the completion of the total installed product and fulfilling the delivery protocol including satisfactory commissioning /acceptance tests to be sure everything is working within the deadline. That would include getting sub-contractors to remedy defects covered by warranties on a timely basis at acceptance (and subsequent to acceptance). To the extent that the Mooring met the design specification agreed with the sub-contractor but it still did not function

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properly, PT Hoegh would be at risk to remedy and pay for required modifications to gain acceptance. In addition, PT Hoegh is also at risk for any damages to, or a loss of, the Mooring during installation. To the extent, PT Hoegh is unable to accomplish timely delivery, PT Hoegh risks delays in contract payments from the charterer and delayed liquidating damages for its additional risk that is not fully compensated by any remedies PT Hoegh may have under sub-contractor contracts. Further, PT Hoegh has a fixed rate contract so PT Hoegh is at risk for all overruns on its costs or its sub-contractor costs. PT Hoegh is also responsible for making ongoing progress payments to its sub-contractors as they perform the construction or installation while its payment schedule with PGN is for payments at issuance of the Mooring Declaration and the Acceptance. Therefore, the Registrant concluded that PT Hoegh has the risks and rewards of a principal on the construction of the Mooring.

The entity has general inventory risk (before the customer order is placed):

The nature of a construction contract does not result in general inventory risk before the order is placed.

The entity has the latitude in establishing price:

PT Hoegh has established the fixed price. Since it is a fixed-price contract, PT Hoegh is at risk if its costs incurred exceed the fixed price in the contract.

The entity changes the product or performs part of the service:

The customer has established the overall specifications for the Mooring. PT has performed part of the service.PT Hoegh is responsible for the overall delivery, coordination and timing of all aspects of the project. PT Hoegh has worked with sub-contractors on defining the scope, descriptions and technical/engineering requirements, detail specifications, approval of drawings, approval of the exceptions and final design. PT Hoegh also supervised the construction and installation of the Mooring.

The entity has discretion in supplier selection:

PT Hoegh had full discretion in the selection of the sub-contractors, including determining their scope of work, for the construction and installation of the Mooring. Therefore PT Hoegh is primarily responsible for the fulfilment of the contract.

The entity is involved in the determination of product or service:

The customer has established the overall specifications for the Mooring. However, PT Hoegh has been involved in the detail technical and design specifications of the product.

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The entity has physical loss inventory risk (after the customer order or during shipping):

PT Hoegh had the risk of loss during the transportation and installation of the Mooring. Under the contract, the sub-contractor was originally to ship the Mooring to Indonesia. However, due to risk of delays related to the shipping by the sub-contractor, PT Hoegh took delivery at the sub-contractor site and arranged its own shipping.

The entity has credit risk:

PT Hoegh has credit risk for the amount billed to PGN and must pay its costs and the sub-contractors costs as work is performed, regardless of whether PT Hoegh can collect from PGN.

Exhibit Index, page II-5

37.	Please file the construction contract for the building of the Mooring and the PGN FSRU Lampung as exhibits.

Response: As the PGN FSRU Lampung has been delivered and the Mooring construction and installation will be complete by the effective date of the Registration Statement, the Registrant does not believe that the related shipbuilding contract and the sub-contracts for the mooring are material agreements required to be filed with the Registration Statement.

38.	Please file the agreement with PGN for the construction of the Mooring as an exhibit.

Response: The Registrant notes that the LOM Agreement, which is the agreement with PGN governing the construction of the Mooring, is the subject of a confidential treatment request that that will be submitted to the SEC. Please also see the response to Comment 35 above.

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Please contact Catherine Gallagher (202.639.6544) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Loan Lauren P. Nguyen (Securities and Exchange Commission)
Theresa Messinese (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
Donald E. Field (Securities and Exchange Commission)
Richard Tyrrell (Höegh LNG Partners LP)
Adorys Velazquez (Vinson & Elkins L.L.P.)
Joshua Davidson (Baker Botts L.L.P.)